UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34904

MECOX LANE LIMITED

22nd Floor, Gems Tower, Building 20

No. 487, Tianlin Road

Shanghai 200233

People’s Republic of China

(86-21) 6495 0500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECOX LANE LIMITED

By:	/s/ Paul Bang Zhang
Name:	Paul Bang Zhang
Title:	Chief Financial Officer

Date: May 24, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 –Press Release	4

Exhibit 99.1

Mecox Lane Limited Announces First Quarter 2011 Results

Net Revenues from Internet Platform Increased to $26.3 Million in the First Quarter of 2011

SHANGHAI, May 24, 2011 – Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), which operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2010, today announced its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights

•	Internet net revenues increased by 25.9% year-over-year

•	Net revenues decreased by 2.4% year-over-year to $48.1 million from $49.3 million in the year-ago period

•	Net loss increased by 153.0% year-over-year to $3.9 million from $1.5 million in the year-ago period

•	Gross profit[1] decreased by 16.7% year-over-year to $17.4 million from $20.8 million in the year-ago period

“In the first quarter of 2011, we continued to see growth in our Internet platform business as our number of orders grew by 40% year-over-year during the quarter. While our Internet sales rose steadily, an increasingly competitive environment in China’s e-commerce industry has led us to offer coupon giveaways and other promotions in order to drive traffic to our website and aid in customer acquisition. This, in conjunction with delivery disruptions we experienced due to the labor shortage in courier service providers during the Chinese New Year holiday, offset some of the growth in our revenues from our Internet platform business. Nonetheless, as a testament to our ability to execute on our strategies of enhancing our online marketing efforts and providing our Internet customers with a compelling product offering, traffic to our m18.com website increased significantly with daily unique visitors growing by 54.3% year-over-year for this quarter. Going forward, we will continue to build upon this growth and acquire new customers,” said Mecox Lane’s Director and Chief Executive Officer Alfred Gu.

Mr. Gu added, “With a goal of building our competitive advantage in our Internet business, we are exploring strategic options in relation to our physical retail store operations in order to focus on enhancing our operational strength and customer service capabilities.”

Mr. Gu concluded, “With strategic focus on our Internet platform and our consistent emphasis on improving customer service and increasing our warehouse and logistic capacity, we are well-positioned to expand our market share, grow our top line and deliver shareholder value in the future.”

First Quarter 2011 Results

Due to the seasonal nature of its business, the Company presents its financial results on a year-over-year basis between the first quarter of 2011 and the first quarter of 2010 as in the following paragraphs.

[1]	Gross profit excludes the impact of depreciation and amortization expenses.

Total Net Revenues

Total net revenues were $48.1 million in the first quarter of 2011, representing a decrease of 2.4% from $49.3 million in the first quarter of 2010. The decrease in the Company’s net revenues was primarily attributed to the decline in orders placed through the Company’s call center due to the growth in China’s e-commerce sector accompanied by a corresponding change in customer preference for Internet shopping and a decline in the Company’s catalog circulation.

Internet Platform

Net revenues from the Internet platform were $26.3 million in the first quarter of 2011, representing an increase of 25.9% from $20.9 million in the first quarter of 2010. The growth in net revenues was primarily attributed to an increase in the number of active customers due to greater online advertising and marketing efforts, partially offset by coupon give-aways and discount promotions that were offered to customers and a decrease in the fulfillment rate caused by a greater disruption in courier services during the Chinese New Year holiday than was previously anticipated.

Call Center

Net revenues from the call center were $11.5 million in the first quarter of 2011, representing a decrease of 26.9% from $15.8 million in the first quarter of 2010. The decrease in net revenues was primarily attributed to a decline in orders placed through the call center due to the growth in China’s e-commerce sector accompanied by a corresponding change in customer preference for online shopping and a decline in the Company’s catalog circulation.

Directly Operated Stores & Franchised Stores

Net revenues from directly operated stores were $5.9 million in the first quarter of 2011, representing a decrease of 31.9% from $8.6 million in the first quarter of 2010. The decrease was primarily due to a decline in the number of directly operated stores from an average of 175 stores in the first quarter of 2010 to an average of 119 stores in the first quarter of 2011.

Net revenues from franchised stores were $4.3 million in the first quarter of 2011, representing an increase of 10.1% from $3.9 million in the first quarter of 2010. The growth in net revenues was primarily due to an increase in the number of franchised stores in operation from an average of 260 stores in the first quarter of 2010 to an average of 325 stores in the first quarter of 2011.

Cost of Goods Sold2

Cost of goods sold was $30.7 million in the first quarter of 2011, representing an increase of 8.0% from $28.4 million in the first quarter of 2010. The increase was primarily due to an increase in the cost of goods sold attributable to the Internet platform, corresponding to the increase in its sales.

Gross Profit1 and Gross Margin

Gross profit was $17.4 million in the first quarter of 2011, representing a decrease of 16.7% from $20.8 million in the first quarter of 2010. Gross margin was 36.1% in the first quarter of 2011, compared to 42.3% in the first quarter of 2010. The decrease in gross margin was primarily due to the combined effects of (i) the increase in weighting of the Internet business in total net revenues, which generated a lower margin than other segments; (ii) the increase in net revenues from third-party branded products, for which the profit margin is lower than for the products under the Company’s own proprietary brands; and (iii) the increase in the number of franchised stores in operation, where the Company offered a higher average discount rate to its franchisees.

[2]	Cost of Goods sold excludes depreciation and amortization expenses.

Operating Expenses

Total operating expenses were $22.9 million in the first quarter of 2011, remaining substantially unchanged from $22.8 million in the first quarter of 2010.

Selling, general and administrative expenses were $22.6 million in the first quarter of 2011, representing an increase of 4.1% from $21.7 million in the first quarter of 2010.

Depreciation and amortization expenses were $1.0 million in the first quarter of 2011, representing a decrease of 17.8% from $1.3 million in the first quarter of 2010.

Loss from Operations

Loss from operations was $5.5 million in the first quarter of 2011, representing an increase of 180.2% from $2.0 million in the first quarter of 2010.

Net Loss and Loss per ADS

Net loss was $3.9 million in the first quarter of 2011, representing an increase of 153.0% from $1.5 million in the first quarter of 2010. Non-GAAP net loss3 was $3.4 million in the first quarter of 2011, representing an increase of 364.7% from $0.7 million in the first quarter of 2010. Basic and diluted loss per American depositary share (“ADS”) attributable to Mecox Lane shareholders was $0.07 in the first quarter of 2011. One ADS represents seven ordinary shares.

Cash and Cash Equivalents

As of March 31, 2011, Mecox Lane had cash and cash equivalents totaling $101.0 million, compared to $86.0 million as of December 31, 2010.

Recent Business Updates

In March 2011, the Company announced that SINA Corporation and China DongXiang had entered into separate agreements to acquire an aggregate of 117,505,755 ordinary shares (equivalent to 16,786,535 ADSs) of Mecox Lane from two major shareholders of the Company, Maxpro Holdings Limited and Ever Keen Holdings Limited, both wholly owned by Sequoia Capital.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 9 p.m. U.S. Eastern Standard Time on May 23, 2011 (9 a.m. Shanghai/Hong Kong Time on May 24, 2011) to discuss results and highlights from the quarter and answer questions. A brief presentation to accompany the earnings call will be available on the Company’s website, http://ir.m18.com, at 7:30 p.m. U.S. Eastern Time on May 23, 2011 (7:30 a.m. Shanghai/Hong Kong Time on May 24, 2011)

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free: +1-866-405-2350

International: +65-6723-9388

Hong Kong: +852-2561-8854

Passcode: 68058289

Additionally, an archived webcast of this call will be available on the Investor Relations section of Mecox Lane’s website at http://ir.m18.com.

[3]	Non-GAAP net loss excludes share-based compensation expenses. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited - Consolidated Statement of Operations Information - Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2010. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as under selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may”, “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims”, “estimates,” “confident”, “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 filed with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net loss, which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

Mecox Lane Limited

Consolidated Balance Sheet Information

	December 31, 2010	March 31, 2011
	$	$
ASSETS
Current assets:
Cash and cash equivalents	86,011,952	100,955,165
Short-term investments	30,199,200	—
Accounts receivable, net of allowances of $77,338 as of December 31, 2010 and March 31, 2011	1,487,298	1,092,029
Other receivables	9,662,105	10,800,970
Advances to suppliers and prepaid expenses	1,410,510	1,177,238
Merchandise inventories	35,809,524	39,553,581
Deferred tax assets—current portion	1,672,078	1,672,078

Total current assets	166,252,667	155,251,061
Property and equipment, net	8,696,636	13,609,013
Intangible assets, net	1,283,370	1,254,485
Deferred tax assets—long term portion	1,271,691	1,271,691
Other non-current assets	439,798	650,025

TOTAL ASSETS	177,944,162	172,036,275

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable	24,117,767	21,000,994
Advances from customers	5,839,069	6,364,488
Amount due to related parties	8,529	—
Accrued expenses	6,553,143	6,369,095
Other current liabilities	4,311,094	5,253,812
Income tax payable	1,429,415	26,741

Total current liabilities	42,259,017	39,015,130

Mezzanine equity:
Redeemable noncontrolling interests	38,855	444,777

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 405,192,257 shares issued and outstanding as of December 31, 2010 and March 31, 2011)	40,519	40,519
Additional paid-in capital	159,437,097	159,567,630
Accumulated deficit	(26,223,473)	(30,102,365)
Accumulated other comprehensive income	2,292,147	2,970,584

Total Mecox Lane Limited equity	135,546,290	132,476,368
Noncontrolling interests	100,000	100,000

Total equity	135,646,290	132,576,368

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	177,944,162	172,036,275

Mecox Lane Limited

Consolidated Statement of Operations Information

	Three-month Periods Ended March 31
	2010	2011
	$	$
Net revenues:
Internet platform	20,928,896	26,342,413
Call center	15,792,274	11,536,644
Directly operated stores	8,640,522	5,884,973
Franchised stores	3,898,299	4,292,544

Total net revenues	49,259,991	48,056,574

Cost of goods sold (excluding depreciation and amortization)
Internet platform	13,375,818	19,810,758
Call center	8,291,676	5,399,476
Directly operated stores	4,364,249	2,665,451
Franchised stores	2,398,377	2,820,525

Total cost of goods sold (excluding depreciation and amortization)	28,430,120	30,696,210

Operating expenses:
Selling, general and administrative expenses	21,668,883	22,561,960
Depreciation and amortization	1,250,676	1,027,775
Other income, net	(113,075)	(690,553)

Total operating expenses	22,806,484	22,899,182

Loss from operations	(1,976,613)	(5,538,818)
Interest income	83,217	601,217

Loss before income taxes and noncontrolling interests	(1,893,396)	(4,937,601)
Income tax benefit	344,598	1,019,121

Net loss	(1,548,798)	(3,918,480)
Net loss attributable to noncontrolling interests	—	(39,588)

Net loss attributable to Mecox Lane Limited shareholders	(1,548,798)	(3,878,892)

Loss per ordinary share:
Basic and diluted	(0.01)	(0.01)
Loss per ADS
Basic and diluted	(0.05)	(0.07)
Weighted average ordinary shares used in per share calculation
Basic and diluted	205,381,732	405,192,257
Weighted average ADS used in per share calculation
Basic and diluted	29,340,247	57,884,608

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP net loss (1)	(726,181)	(3,374,493)

Note (1) We define non-GAAP net loss, a non-GAAP financial measure, as net loss excluding share-based compensation expenses. We review non-GAAP net loss together with net loss to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash sharebased compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net loss has material limitations as an analytical tool. One of the limitations of using non-GAAP net loss is that it does not include all items that impact our net loss for the period. In addition, because non-GAAP net loss is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net loss in isolation from or as an alternative to net loss prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net loss, a non-GAAP financial measure, from net loss, our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended March 31
	2010	2011
	$	$
Net loss	(1,548,798)	(3,918,480)
Add back: Share-based compensation expenses	822,617	543,987

Non-GAAP net loss	(726,181)	(3,374,493)

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Candice Sun

Ogilvy Financial, Beijing

Tel: +86-10-8520-6524

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com